November 8, 2012

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed August 14, 2012

File No. 333-178727

Dear Mr. Spirgel:

This letter sets forth the responses of Gogo Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated August 23, 2012, relating to Amendment No. 5 to the Registration Statement on Form S-1, File No. 333-178727, filed on August 14, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 6, as well as four copies of a blacklined version of Amendment No. 6, marked to show changes from Amendment No. 5 to the Registration Statement filed on August 14, 2012. Page references in the responses below are to Amendment No. 6.

Our Risks, page 6

1.	Please expand your disclosure to identify the risks associated with your Senior Term Facility and its likely impact on your results of operations. Your disclosure should address the variable interest rate and mandatory prepayments contemplated by the facility.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 37.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	November 8, 2012

“Our Senior Term Facility contains financial and operating covenants and restrictions…”, page 37

2.	We note your statement that if you are unable to repay certain amounts, lenders could proceed against the collateral securing these obligations. Please expand your disclosure to identify the collateral.

In response to the Staff’s comment, the Company has revised the disclosure on page 37.

3.	Expand your disclosure to quantify the portion of the BA segment’s annual excess cash flows that may have to be dedicated to the repayment of principal and payment of interest under this facility.

In response to the Staff’s comment, the Company has revised the disclosure on page 37.

Six Months Ended June 30, 2012 and 2011, page 72

4.	We note your statement that average revenue per session decreased “primarily” due to the increase in sponsored sessions for this period. We also note your disclosure on page 109 that you recognize revenue from sponsored access either on a usage basis or on a campaign wide basis. Please revise your disclosure in this section to address the portion of your sponsorships that pay you on a usage basis and on a campaign wide basis. Address whether management anticipates that your average revenue per passenger will continue to be negatively affected by the number of sponsored sessions you have in future periods.

In response to the Staff’s comment, the Company has amended the disclosure on page 109 to remove the reference to “on a usage basis,” as all sponsors to date have paid the Company a fixed amount for campaign wide sponsorships. The Company has not entered into a usage based sponsorship whereby the sponsor pays a variable amount based solely on the number of times the service is used or where the payment is contingent on a minimum number of times the service is used.

The amount the Company has been paid for a sponsorship varies depending on a number of factors including, but not limited to, the number of airlines included as part of the sponsorship, the duration of the sponsorship, the length of time passengers have access to the Gogo service and the time of year of the sponsorship. However, the value of a sponsorship is never directly based on the number of times the service is used.

In response to the second portion of the Staff’s comment regarding “whether management anticipates that your average revenue per passenger will continue to be

Mr. Larry Spirgel U.S. Securities and Exchange Commission	November 8, 2012

negatively affected by the number of sponsored sessions you have in future periods,” the Company believes the Staff’s intent was to inquire about average revenue per session (“ARPS”) rather than average revenue per passenger (“ARPP”).

As a typical sponsorship provides “free” connectivity to passengers for either an entire flight or a portion thereof, the Company typically experiences higher connectivity take rates during periods with significant sponsorships as compared to periods when no sponsorship is in place. As a result, ARPS will be lower during periods with sponsorships as compared to periods when sponsorships are not in place, as the revenue generated from sponsorships is typically lower on a per session basis than revenue generated through retail sales channels. The Company believes this relationship will continue into the future, although to a lesser extent, as the Company intends to focus on offering partial flight sponsorships at targeted markets rather than large-scale full-flight sponsorships. The Company anticipates that sponsorship activity in future periods will not be at a level higher than current levels, and thus believes that ARPS will not be significantly negatively impacted in future periods by sponsorship activities.

5.	Clarify your disclosure to identify the portion of the increase in your connectivity rate for this period attributable to the increase in sponsored sessions.

In response to the Staff’s comment, the Company respectively advises the Staff that it has not provided additional disclosure related to the impact of sponsored sessions on connectivity take rate because it does not believe that the impact is material to an understanding of the period-to-period analysis. For each of the six month periods ended June 30, 2011 and 2012, sponsored sessions accounted for an approximately 0.3% connectivity take rate, a small portion of the overall take rate of 4.3% and 5.4%, respectively, for such periods.

Senior Term Facility, page 89

6.	Please expand your disclosure to clarify why the mandatory prepayments are based on the leverage ratio and excess cash flow of Aircell Business Aviation Services LLC (ABAS), as opposed to the company as a whole. Clarify the manner in which you will calculate excess cash flows of ABAS and when the mandatory prepayments, if required, would be made.

In response to the Staff’s comment, the Company has revised the disclosure on page 89.

Liquidity, page 91

7.

We note from your disclosures on page 91 that you currently believe that cash on hand and increased cash generated from operating activities and, if necessary, additional equity or debt offerings, will be sufficient to meet your liquidity needs in the longer-term, including your anticipated international expansion. Please revise to disclose the impact that the debt covenants associated with your Senior Term Facility will have on

Mr. Larry Spirgel U.S. Securities and Exchange Commission	November 8, 2012

your ability to undertake additional debt or equity financing in the future. Please refer to Release No. 33-8350, “Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for further guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and 92.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	November 8, 2012

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Marguerite M. Elias

Norman Smagley

Enclosures

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